UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

For the Fiscal Semiannual Period Ended March 31, 2020

ZENLABS HOLDINGS INC.

(Exact name of small business issuer as specified in its charter)

BRITISH COLUMBIA	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

595 Howe Street, Suite 704 Vancouver, BC, Canada (Address of principal executive office)	V6C 2T5 (Postal Code)

(619) 763-4901

(Issuer’s telephone number)

BRITISH COLUMBIA, CANADA	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

704-595 Howe Street, Box 35 Vancouver, BC (Address of principal executive office)	V6C 2T5 (Postal Code)

Forward Looking Statements

This Semi-annual Report on Form 1-SA of Zenlabs Holdings Inc., a British Columbia, Canada corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Zenlabs Holdings Inc. Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Semiannual Report, the terms “we”, “us”, “our”, “Zenlabs”, and the “Company”, means Zenlabs Holdings Inc., unless otherwise indicated. All dollar amounts in this Semiannual Report are expressed in U.S. dollars, unless otherwise indicated.

Management Discussion and Analysis is intended to be read in conjunction with the Company’s financial statements and the integral notes (“Notes”) thereto for the six months ended March 31, 2020. The following statements may be forward-looking in nature and actual results may differ materially.

ZENLABS HOLDINGS INC.

SEMIANNUAL REPORT ON FORM 1-SA

FOR THE SIX MONTHS ENDED MARCH 31, 2020

ITEM 1. MANANAGEMENT ANALYSIS AND DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Zenlabs Holdings Inc. is a British Columbia corporation. During the six months ended March 31, 2020, the Company acquired California based subsidiaries which offer services to both the Tetrahydrocannabinol- (“ThC) and Hemp- based cannabis markets. The subsidiaries are engaged in the genetic preservation, pathogen elimination, young plant production and cultivation.

RESULTS OF OPERATIONS

The Company’s cash balance as of March 31, 2020 was $1,956,256.

Revenue: Total revenue for the six months ended March 31, 2020 was $42,286 compared to $Nil for the six months ended March 31, 2019. Cost of sales was $37,631 for the six months ended March 31, 2020 compared to $2,126 for the six months ended March 31, 2019. The Company opened Grow Room 1 at its Arjon Facility in San Diego, California in late December 2019. The Company subsequently opened Grow Room 2 in May 2020 and expects revenue to increase proportionally as new Grow Rooms are constructed.

Operating expenses: For the six months ended March 31, 2020, the Company incurred operating expenses of $866,184, including general and administrative costs of $676,488. For the six months ended March 31, 2019, the Company incurred operating expenses of $348,345. Operating expenses for the periods were comprised of general and administrative expense, sales and marketing expense and amortization and depreciation as follows:

	For the six months ended March 31,
	2020	2019	$ Change	% Change
General and administrative expense
Management fee and payroll	$395,701	$122,081	$273,620	224.1%
Travel	16,751	6,275	10,476	166.9%
Professional fees and consulting	149,511	45,842	103,669	226.1%
Licenses and permits	27,536	6,218	21,318	342.8%
Office and insurance	21,887	38,283	(16,396)	(42.8)%
Business and property taxes	42,219	40,470	1,749	4.3%
Occupancy and facilities	22,881	28,999	(6,118)	(21.1)%
Total general and administrative expense	$676,486	$288,168	$388,318	134.8%

	For the six months ended March 31,
	2020	2019	$ Change	% Change
Sales and marketing expense
Marketing	$12,743	$-	$12,743	N/A
Trade shows and conventions	1,862	-	1,862	N/A
Advertising	17,399	2,050	15,349	748.7%
Public relations	20,000	-	20,000	N/A
Total sales and marketing expense	$52,004	$2,050	$49,954	2,336.8%

	For the six months ended March 31,
	2020	2019	$ Change	% Change
Depreciation and amortization
Depreciation	$18,907	$58,126	$(39,219)	(67.5)%
Amortization of right of use asset	118,785	-	118,785	N/A
Total depreciation and amortization	$137,692	$58,126	$79,566	136.9%

LIQUIDITY AND FINANCIAL CONDITION

	March 31, 2020	September 30, 2019
WORKING CAPITAL
Current assets	$1,999,823	$546,922
Current liabilities	1,015,505	640,037
Working capital (deficit)	$984,318	$(93,115)

	For the six months ended
	March 31, 2020	March 31, 2019
CASH FLOWS
Cash flow used by operating activities	$(854,950)	$(363,397)
Cash flow proved (used) by investing activities	2,313,052	(299,244)
Cash flow provided by financing activities	6,027	644,949
Net increase (decrease) in cash during year	$1,464,129	$(17,692)

Working capital will be utilized for general and administrative purposes, construction of grow room facilities at the Arjons site and other normal and customary expenses related to the cultivation of cannabis seedlings in a nursery environment, including purchase of equipment, fertilizer, supplies and materials.

During the six months ended March 31, 2020, Investing Activities provided $2,313,052 in cash to the Company. The bulk of Cash Provided by Investing Activities was derived from the Reverse Acquisition transaction described in Note 12 to the Consolidated Financial Statements hereafter.

As of March 31, 2020, the Company had cash and cash equivalents of $1,956,256 The Company subsequent to March 31, 2020 has engaged architects, engineering and design consultants and several contractors for the purpose of constructing and additional grow room at its Arjons facilty. In addition, the Company has engaged construction professional and spent approximately $92,000 on architectural, planning and foundation work associated with its planned Oceanside facility.

Since inception, the sole source of financing has been sales of the Company’s debt and equity securities. Zenlabs Holdings Inc. has not attained profitable operations and its ability to pursue any future plan of operation is dependent upon our ability to obtain financing.

Zenlabs Holdings Inc. anticipates continuing to rely on sales of its debt and/or equity securities in order to continue to fund ongoing operations. Issuances of additional shares of common stock may result in dilution to the Company’s existing stockholders. There is no assurance that the Company will be able to complete any additional sales of equity securities or that it will be able arrange for other financing to fund its planned business activities.

The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, or ultimately to attain profitability. Potential sources of cash, or relief of demand for cash, include additional external debt, the sale of shares of the Company’s stock or alternative methods such as mergers or sale of the Company’s assets. No assurances can be given, however, that the Company will be able to obtain any of these potential sources of cash. The Company currently requires additional cash funding from outside sources to sustain existing operations and to meet current obligations and ongoing capital requirements.

The Company plans for the long-term continuation as a going concern include financing future operations through sales of our equity and/or debt securities and the anticipated operation of the Company’s production and sale of plants.

COVID-19 and Industry Trends

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic based on the rapid increase in global exposure. COVID-19 continues to spread throughout the world. The World outbreak of COVID-19 has not, to date, had any material negative effects on the Company and/or its operations.

The unprecedented nature of the COVID-19 pandemic and its impact results in uncertainty about future market conditions, the impacts on our business, and consequently, the assumptions we use to develop forecasts of business performance. There is no guarantee that the Company’s revenue will grow or remain at similar levels in the next two quarters of fiscal year 2020. Depending on conditions, we may have to review our assumptions which may result in additional adjustments or impairments of assets in 2020.

Industry-wide, sales of cannabis have remained strong during the COVID-19 quarantines and restrictions, and the outlook for continued growth is favorable. Prices of cannabis have remained strong but given the potential economic effects of continued restrictions, there is no guarantee demand will continue to grow and may be adversely affected by the consumer’s ability to purchase.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to its stockholders.

ITEM 2. OTHER INFORMATION.

None

ITEM 3. FINANCIAL STATEMENTS.

Index to Financial Statements:

Unaudited financial statements as of March 31, 2020, including:

1.	Statements of Financial Position as at March 31, 2020, September 30, 2019 and October 1, 2018;	7
2.	Statements of Comprehensive Loss for the six months ended March 31, 2020 and 2019;	8
3.	Statement of Changes in Shareholders’ Equity for the six months ended March 31, 2020 and 2019;	9
4.	Statements of Cash Flows for the six months ended March 31, 2020 and 2019;	10
5.	Notes to Consolidated Financial Statements.	11

ZENLABS HOLDINGS INC.

FINANCIAL STATEMENTS

(Expressed in United States Dollars)

For the six months ended

March 31, 2020

ZENLABS HOLDINGS INC.

Statements of Financial Position (UNAUDITED)

March 31, 2020 and September 30, 2019

(Expressed in US Dollars)

	March 31, 2020	September 30, 2019	October 1, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,956,256	$492,127	358,094
Accounts receivable	3,250	25,287	-
Other receivables	9,663	-	-
Inventory (Note 6)	688	-	-
Biological assets (Note 7)	4,469	-	-
Prepaid expenses and other current assets	25,497	29,508	-
TOTAL CURRENT ASSETS	1,999,823	546,922	358,094
Property and equipment (Note 8)	756,562	285,861	2,702,284
Right of use asset (Note 11)	2,109,738	-
Deposit	30,000	30,000
TOTAL ASSETS	4,896,123	$862,783	$3,060,378

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities (Note 9)	$126,653	$30,067	$-
Lease liability (Note 15)	100,674	-	-
Customer sales deposits	8,000	-	-
Derivative liability (Note 13)	780,178	-	-
Due to related parties	-	609,970	1,670,586
TOTAL CURRENT LIABILITIES	1,015,505	640,037	1,670,586
Deferred Operating Lease Obligation	-	59,995	-
Long term lease liability (Note 15)	2,189,946	-	-
TOTAL LIABILITIES	3,205,451	700,032	1,670,586
SHAREHOLDERS’ EQUITY
Share capital (Note 14)	4,594,763	972,964	1,702,000
Deficit	(2,904,091)	(810,213)	(312,208)
TOTAL SHAREHOLDERS’ EQUITY	1,690,672	162,751	1,389,792
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,896,123	$862,783	$3,060,378

Going concern (Note 1)

Approved on behalf of the Board of Directors on October 29, 2020

/s/ Michael Boshart	/s/ Kelly J. Stopher
CEO and Director	CFO and Director

The accompanying notes are an integral part of these interim consolidated financial statements

ZENLABS HOLDINGS INC.

Statements of Comprehensive Loss (UNAUDITED)

For the six months ended March 31, 2020 and 2019

(Expressed in US Dollars)

	2020	2019
REVENUE
Product sales	$42,286	$-
Rental income	-	7,804
Delivery income	1,200	-
TOTAL REVENUE	43,486	7,804
Cost of goods sold	(37,631)	(2,126)
GROSS MARGIN, excluding fair value items	5,855	5,678
Fair value in biological assets included in inventory sold	(37,631)	-
Gain on changes in fair value of biological assets	42,100	-
GROSS PROFIT	10,324	5,678

OPERATING EXPENSE
General and administrative (Note 18)	676,486	288,168
Sales and marketing	52,004	2,050
Depreciation and amortization (Note 8 and Note 11)	137,692	58,126
TOTAL OPERATING EXPENSES	866,182	348,345
LOSS FROM OPERATIONS	(855,858)	(342,666)
OTHER INCOME (EXPENSE)
Interest, net	(120,201)	(68,552)
Acquisition expense (Note 12)	(923,092)	-
Change in fair value of derivative liability	(69,321)
Foreign exchange	(125,406)	-
TOTAL OTHER INCOME (EXPENSE)	(1,238,020)	(68,552)
Net loss and comprehensive loss	$(2,093,878)	$(411,218)

The accompanying notes are an integral part of these interim consolidated financial statements

ZENLABS HOLDINGS INC.

Consolidated Statement of Changes in Shareholders’ Equity (UNAUDITED)

For the six months ended March 31, 2020

(Stated in US Dollars)

	Multi-voting shares	Subordinate shares	Capital	Deficit	Total
BALANCE, September 30, 2018	136,589	-	$1,702,000	$(312,208)	$1,389,792
Sale of subsidiary units	11,251	-	250,100	-	250,100
Sales of partnership units	-	-	245,000	-	245,000
Net loss	-	-	-	(411,218)	(411,218)
BALANCE, March 31, 2019	147,840	-	$2,197,100	$(723,426)	$1,473,674

BALANCE, September 30, 2019	149,998	-	$972,964	$(810,213)	$162,751
Shares issued to shareholders of Zenlabs Holdings Inc. (Note 12)	-	20,122,841	3,522,514	-	3,522,514
Shares issued for sale of common stock and warrants (Note 14)		331,682	99,285	-	99,285
Net loss	-	-	-	(2,093,878)	(2,093,878)
BALANCE, March 31, 2020	149,998	20,454,523	$4,594,763	$(2,904,091)	$1,690,672

The accompanying notes are an integral part of these interim consolidated financial statements

ZENLABS HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the six months ended March 31, 2020 and 2019

(EXPRESSED IN US DOLLARS)

	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$(2,093,878)	$(411,218)
Adjustments to reconcile net income to net cash used for operating activities:
Depreciation and amortization	137,692	130,844
Interest accretion	121,075	69,280
Change in fair value of derivative liability	69,321
Listing expense	923,092	-
Changes in assets and liabilities:
Accounts receivable	18,277	-
Other receivable	(5,376)	(3,787)
Prepaid expenses	4,011	(148,516)
Inventory	(688)	-
Biological assets	(4,469)	-
Accounts payable	(33,042)	-
Customer deposits	8,000	-
Other accrued liabilities	1,035	-
Cash used in operating activities	(854,950)	(363,397)
INVESTING ACTIVITIES
Net cash acquired from reverse acquisition	2,802,660	-
Purchase of property and equipment	(489,608)	(299,244)
Cash used in investing activities	2,313,052	(299,244)
FINANCING ACTIVITIES
Proceeds from issuance of units	-	250,100
Proceeds from sale of subsidiary shares	-	245,000
Proceeds from shareholder loans	130,000	700
Repayment of shareholder loans	(130,000)	-
Proceeds from issuance of shares	125,000	-
Loans received net of transaction costs	-	149,149
Lease payments	(118,973)	-
Cash provided by financing activities	6,027	644,949
Net increase (decrease) in cash and cash equivalents	1,464,129	(17,692)
Cash and cash equivalents, beginning of the period	492,127	358,094
Cash and cash equivalents, end of the period	1,956,256	$340,402

SUPPLEMENT DISCOSURE OF CASH FLOW INFORMATION (Note 17)
NON-CASH INVESTING AND FINANCING ACTIVITIES (Note 17)

The accompanying notes are an integral part of these interim consolidated financial statements

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

NOTE 1 - NATURE OF OPERATIONS

Zenlabs Holdings Inc. (the “Company” or “Zenlabs”) was incorporated on March 4, 2019, under the Business Corporations Act (British Columbia). The Company’s head office is located at 7745 Arjons Drive, San Diego, California, USA 92126. The Company’s registered and records office is located at #704 - 595 Howe Street, Box 35, Vancouver, BC, V6C 2T5. The Company is in the process of acquiring California based subsidiaries which will offer services to both the THC and Hemp markets. The subsidiaries are engaged in the genetic preservation, pathogen elimination, young plant production and cultivation.

These financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to realize its assets and discharge its liabilities is dependent upon the Company obtaining the necessary financing and ultimately upon its ability to achieve profitable operations. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going-concern. These adjustments could be material.

Zenleaf LLC (“Zenleaf”) was incorporated on October 27, 2017, in California, USA. Zenleaf operates in the cannabis space. Zenleaf offers services to both the THC and Hemp markets. In these markets Zenleaf is engaged in the genetic preservation, pathogen elimination, young plant production and cultivation. Zenleaf has developed proprietary processes for initiation and treatment of cannabis in tissue culture through its licensed lab in San Diego California.

On October 31, 2019, the Company completed a transaction (“the Transaction”) whereby each outstanding share of Zenleaf was exchanged, on a one for one basis, for the issued and outstanding common shares of the Company, with Zenleaf becoming a wholly owned subsidiary of the Company. The Transaction constituted a reverse takeover of the Company as the shareholders of Zenleaf took control of Zenlabs. See Note 12.

At the time of the Transaction, Zenlabs did not constitute a business as defined under IFRS 3 - Business Combinations, and therefore the Transaction is accounted for as an asset acquisition. As Zenleaf is deemed to be the acquirer for accounting purposes, the resulting consolidated statement of financial position was presented as a continuance of Zenleaf’s operations at their historical carrying values, and the comparative figures presented before the Transaction are those of Zenleaf. The results of operations, the cash flows, and the assets and liabilities of Zenlabs have been included in these consolidated financial statements since October 31, 2019. Accordingly, the equity structure of Zenleaf (the accounting acquirer) was recast using the exchange ratio established in the acquisition agreement to reflect the number of shares of Zenlabs (the accounting acquiree) issued in the reverse acquisition.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

These financial statements were approved and authorized for issue on October 29, 2020, by the Directors of the Company.

Statement of compliance

These interim consolidated financial statements are unaudited and have been prepared in compliance with International Financial Reporting Standards (“IFRS”), including IAS 34 - Interim Financial Reporting (“IAS 34”). For these purposes, IFRS comprise the standards issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

The policies set out below have been applied in preparing the consolidated financial statements for the period ended March 31 2020, the comparative information presented in these consolidated financial statements for the period ended March 31, 2019, and in the preparation of an opening IFRS balance sheet as at October 1, 2018. The adoption of IFRS did not have an impact on the Company’s previously consolidated financial statements that were prepared in accordance with generally accepted accounting principles in the United States (Note 20).

These interim condensed consolidated financial statements do not contain all of the information required for full annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended September 30, 2019.

The accounting policies set out below have been applied consistently in the preparation of the consolidated financial statements for all periods presented with the exception of the accounting policies for leases. The Company applied IFRS 16 – Leases (“IFRS 16”) for the first time from October 1, 2019. The nature and effect of this changes as a result of the adoption of the new standard are described in Note 4. Other than the changes described for IFRS 16, the accounting policies applied are consistent with those of the previous financial year.

Basis of measurement

These interim consolidated financial statements have been prepared under the historical cost basis, with the exception of financial instruments which are measured at fair value, as explained in the accounting policies set out below. The comparative figures presented in these interim consolidated financial statements are in accordance with IFRS. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional currency of the Company and its subsidiaries is the United States dollar (“USD”). The consolidated financial statements are presented in USD.

Basis of consolidation

These interim consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company and its subsidiaries. The Company consolidates the financial statements of the following entities:

The Company has the following subsidiaries:

Subsidiary	Place of Incorporation	Functional currency	Effective ownership	Incorporation date
Zenleaf LLC	California	USD	100%	October 27, 2017
PBI Design LLC (“PBI”)	California	USD	100%	October 10, 2018
Zenwa Holdings Inc.	Washington	USD	100%	March 12, 2020

All intercompany balances and transactions have been eliminated on consolidation. All entities have the same reporting period.

Cash and cash equivalents

Cash and cash equivalents in the interim consolidated statement of financial position comprise of cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company has no cash equivalents.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. In calculating the value of the biological assets, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant.

In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost versus net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. At the end of each reporting period, the Company reviews the carrying amounts of its inventories to determine whether the cost of inventories is recoverable.

Revenue

IFRS 15 Revenue from contracts with customers provides a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.

Under IFRS 15, revenue from the sale of cannabis clones, which include both ThC and hemp-based seedlings, is recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s previous revenue recognition policy under IAS 18. The Company recognizes revenue in the amount that the Company expects to receive after taking into account any variation that may result from rights of return.

Property, plant and equipment

Property, plant, and equipment (“PPE”) is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded over the estimated useful lives of the assets on the straight-line basis. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

Production equipment	5 - 7 years
Furniture and fixtures	4 – 10 years
Vehicles	5 years
Computer equipment	3 – 7 years
Computer software	3 years
Leasehold improvements	3 – 20 years

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized. The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

Foreign currency

Functional currency is the currency of the primary economic environment in which the reporting entity operates and is normally the currency in which the entity substantially generates and expends cash. Each company in the consolidated entity determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. The Company has determined the functional currency of the Company and its subsidiaries is the USD. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. All differences arising on settlement or translation of monetary items are taken to the statement of loss except for monetary items that are designated as part of the Company’s net investment of a foreign operation. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise. The Company has no financial assets or liabilities classified as FVTPL.

Loans and borrowings and payables

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortized cost using the effective interest method (“EIR”). Gains and losses are recognized in profit or loss when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of loss and comprehensive loss. Gains and losses are recognized when the financial liability is derecognized. The Company’s financial liabilities at amortized cost include accounts payable and accrued liabilities and loans payable.

(iii) Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Fair value measurement

The Company discloses the fair value of financial instruments at each reporting date. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset at fair value less costs of disposal (“FVLCD”).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, however the increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

Other provisions

Provisions are recognized for liabilities of uncertain timing or amounts that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date. The Company had no other provisions as at March 31, 2020 and September 30, 2019.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive right, then the asset is not identified.
●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purposed the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

○	The Company has the right to operate the asset; or
○	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component based on their relative stand- alone prices.

The Company recognizes a right-to-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful life of the right-to-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee; and
●	the exercise prices under a purchase price option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

On transition to IFRS 16, the Company recognized lease assets and liabilities. The impact on transition is summaried below:

October 1, 2019
Operating lease commitment at September 30, 2019	$3,828,368
Discounted using the incremental borrowing rate at October 1, 2019	(1,506,211)
Lease asset and lease liability recognized at October 1, 2019	$2,322,156

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at October 1, 2019 of 10.37%.

Transaction costs

Transaction costs related to equity transactions are deferred until the closing of the equity transactions. These costs are accounted for as a deduction from equity when recognized. Transaction costs of abandoned equity transactions are expensed in the statement of operations and comprehensive loss.

Warrants issued in equity financing transactions

The Company allocates a value to warrants issued as part of the units in private placement offerings using the residual method, whereby the value in excess of the market price of the shares is allocated to the warrant. If and when the expiration date of such warrants is extended or the exercise price is decreased, the Company does not record a charge for the incremental increase in fair value.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets, against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

NOTE 3 - SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Estimates are inherently uncertain and actual results may differ from the amounts included in the financial statements. Revisions to the estimates and assumptions are recognized in the period in which the estimates are revised and in future periods.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: fair value of financial instruments and recoverability and measurement of deferred tax assets.

Significant judgments

Significant judgments in applying the Company’s accounting policies relate to the assessment of the Company’s ability to continue as a going concern (Note 1), functional currency determinations and the classification of its financial instruments.

NOTE 4 - NEW AND AMENDED ACCOUNTING STANDARDS

New accounting standard effective for annual periods on or after October 1, 2019:

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Company’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, the Company has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share- based payment transaction. Therefore, these amendments did not have any impact on the Company’s consolidated financial statements.

IFRS 16 – Leases

The Company adopted IFRS 16 on October 1, 2019. IFRS 16 replaced IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company adopted IFRS 16 effective July 1, 2018 using the modified retrospective approach and, accordingly, the comparative information has not been restated and continues to be reported under IAS 17 and related interpretations.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

●	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

●	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

●	Leases for which the underlying asset is of low value.

On initial application, the Company recognized a right-of-use asset and lease obligation of $2,322,156 for its facility that is used for corporate offices, wholesale warehouse and grow operations. Beginning retained earnings was adjusted by $59,995 as a result of the adoption.

NOTE 5 - ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

New accounting standard effective for annual periods on or after October 1, 2020:

Definition of a Business (Amendments to IFRS 3): The IASB has issued Definition of a Business (Amendments to IFRS 3) to clarify the definition of a business for the purpose of determining whether a transaction should be accounted for as an asset acquisition or a business combination. The amendments:

●	clarify the minimum attributes that the acquired assets and activities must have to be considered a business;

●	remove the assessment of whether market participants can acquire the business and replace missing inputs or processes to enable them to continue to produce outputs;

●	narrow the definition of a business and the definition of outputs; and

●	add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and assets is not a business.

This amendment is effective for annual periods beginning on or after October 1, 2020. Earlier application is permitted. The amendment applies prospectively to transactions after the date of adoption.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1): The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

●	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;

●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

●	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after October 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined. There is currently a proposal outstanding that would defer the effective date until October 1, 2023.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

NOTE 6 - INVENTORY

Details of the Company’s inventory as at March 31, 2020 are shown in the table below:

Inventory
Raw materials	$424
Finished goods	264
Balance – March 31, 2020	$688

The Company had no inventory as at September 30, 2019 and October 31, 2018.

NOTE 7 - BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants that are cultivated at the Company’s own grow facilities. The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on the selling price less any costs to sell up to the point of harvest.

For biological assets that are still growing, the fair value ascribed to them is a percentage of the fair value at point of harvest, based on where the plants are in their grow cycle. As at March 31, 2020, on average, the biological assets were approximately 50% complete relative to the next expected harvest date.

In determining the fair value of biological assets, management is required to make several estimates with respect to significant unobservable inputs, including the expected selling price of the plants, the stage of plant growth at which point of harvest is determined, wastage and costs to sell. Estimated wastage per plant varies by strain and is obtained through historical growing results or grower estimate if historical results are not available. The listed selling price of cannabis plants varies by strain and is obtained through listed selling prices or estimated selling prices if historical results are not available. The Company used a price of $4.10 per plant in valuation of biological assets at March 31, 2020. Fair value at the point of harvest is estimated based on the selling price less any costs to sell at harvest. For the six months ended March 31, 2020, costs of sales were $37,631.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were key inputs used by management in determining the fair value of biological assets:

- Selling price per plant– calculated as the weighted average selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices. As at March 31, 2020, these prices represented the ultimate selling prices to wholesale buyers.

- Stage of growth – represents the weighted average number of weeks out of the 8-week growing cycle that biological assets have reached as of the measurement date.

- Wastage – represents the weighted average percentage of biological assets which are expected to be destroyed due to failure to mature into cannabis plants that can be harvested.

The following table quantifies averages for each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	March 31, 2020	10% change as at March 31, 2020
Selling price per plant	$4.10	$356
Stage of growth	50%	$356
Wastage	10%	$356

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

The Company capitalizes its periodic cost related to growing its biological assets and accretes fair value using percentage of completion based on weeks of growth.

During the six months ended March 31, 2020, the Company recognized $42,100 of gain on the change in fair market value of biological assets reflecting the increased value relating to the growth and harvest of the flower from cannabis plants.

This gain was calculated using a periodic change in value based on plant count and estimated value of the various products from the plants.

Details of the Company’s biological assets as at March 31, 2020 are shown in the table below:

Biological assets
Balance – September 30, 2019	$-
Change in fair value less cost to sell	4,469
Balance – March 31, 2020	$4,469

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

	Furniture and equipment	Vehicles	Leasehold improvement	Facility	Hemp Assets	Total
Cost
Balance, September 30,2019	$44,224	$47,049	$89,355	$77,730	$41,500	$299,858
Additions	53,187	-	12,861	423,560	-	489,608
Balance, March 31, 2020	97,411	47,049	102,216	501,290	41,500	789,466
Amortization
Balance, September 30,2019	$(4,111)	$(5,502)	$(2,309)	$-	$(2,075)	$(13,997)
Expense	(6,928)	(4,705)	(5,199)	-	(2,075)	(18,907)
Balance, March 31, 2020	(11,039)	(10,207)	(7,508)	-	(4,150)	(32,904)
Carrying value
Balance, March 31, 2020	$86,372	36,842	94,708	501,290	37,350	756,562

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED LIABILTIES

	March 31, 2020	September 30, 2019
Accounts payable	$115,618	$30,067
Accounts payable, related party	10,000	-
Accrued liabilities	1,035	-
Balance	$126,653	$30,067

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

NOTE 10 - RELATED PARTY TRANSACTIONS

During the six months ended March 31, 2020, two directors loaned the Company $130,000 for working capital. The Company repaid the loan during the six months ended March 31, 2020. There was no interest expense associated with the shareholder loan during the six months ended March 31, 2020.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined the key management personnel consist of members of the Company’s Board of Directors and corporate officers.

The accrued balance due to related parties at March 31, 2020 was $10,000.

During the six months ended March 31, 2020, the Company leased its primary facility from ZLCA LLC, a California limited liablity company whose managing member is an officer and director of Zenlabs Holdings, Inc.

During the six months ended March 31, 2020, the Company leased from an entity owned by a Director of the Company on a month-to-month basis facilities and acreage related to its cannabis operation. During the six months ended March 31, 2020, the Company paid the related party entity $15,000. Also during the six months ended, the Company purchased $5,148 of raw materials from a related party entity owned by a Director of the Company.

The remuneration of directors and key management personnel during the six months ended March 31, 2020 and March 31, 2019, respectively, was as follows:

	2020	2019
Management fees	$81,994	$4,615
Supplies and materials	5,148	-
Facilities rent	15,000	-
Total related party	$102,142	$4,615

NOTE 11 - RIGHT OF USE ASSET AND LEASE LIABILTY

The Company and its subsidiaries operate in a leased property in San Diego, California for use as corporate offices, wholesale warehouse and grow facilities (the “Arjons Facility”). On June 16, 2019, the Company’s subsidiary Zenleaf LLC executed a Lease Agreement (the “2019 Lease”) with ZLCA, LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. (Note 10).

The schedule of Base Rent monthly payments under the 2019 Lease was as follows:

Base rent (monthly)

October 1, 2019 through November 1, 2019	$14,872
December 1, 2019 through May 1, 2020	22,307
June 1, 2020 through May 1, 2020	29,743
June 1, 2021 through May 1, 2020	30,636
Annual monthly lease payment increase thereafter	3%

Under the 2019 Lease, in addition to the Base rent, the Lessor was entitled to 30% of the Gross Revenue generated by the Lessee, on and off the premises, without offset or deduction of any fee or expense. The Company has the right but not the obligation to extend the lease for one additional period of 10 years. Management considered the likelihood and estimated duration of the extension option in determining the lease term for the measurement of the liability and right-of-use asset.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

During the year ended September 30, 2019 and prior to the adoption of IFRS 16, the lease was treated as an operating lease and the minimum lease payments attributed were being recognized as an expense on a straight-line basis over the term of the lease.

Upon adoption of IFRS 16, the Company recorded a Right of Use Asset and Lease Liability of $2,322,156 which was the present value of future minimum lease payments using the Company’s incremental borrowing rate of of 10.37%.

On February 21, 2020, the 2019 Lease was replaced with a new lease agreement (the “2020 Lease”). Under the 2020 Lease, for any given year in which the Company generates more than $3,000,000 in annual sales, the lessor shall be entitled to receive five percent (5%) of the net revenues generated by the Company for sale of cannabis products on the premises, less a credit for Base rent paid. The percentage rent due to the lessor cannot exceed $300,000 per year.

The Company revalued its Lease Liability to reflect an incremental borrowing rate of 10.72% as of February 21, 2020. As a result, the Right of Use Asset and Lease Liability increased by $33,638.

For the six months ended March 31, 2020, the Right of Use Asset consisted of the following:

Right of Use Asset	March 31, 2020
As at September 30, 2019	$-
Contracts identified as leases upon adoption of IFRS 16	2,262,161
Change in Right of Use Asset due to modifications of lease terms	(33,638)
Amortization	(118,785)
Total	$2,109,738

For the six months ended March 31, 2020, Lease Liability consisted of the following:

Lease Liability	March 31, 2020
As at September 30, 2019	$-
Contracts identified as leases upon adoption of IFRS 16	2,322,156
Change in Lease Liability due to modification of lease terms	(33,638)
Payments	(118,973)
Interest expense	121,075
Total	$2,290,620
Less Lease liability, current portion	(100,674)
Total Long term lease liability, March 31, 2020	$2,189,946

As of March 31, 2020, the total of future minimum lease payments is as follows:

From April 1, 2020 to September 30, 2020	$163,588
From October 1, 2020 to September 30, 2021	360,488
From October 1, 2021 to September 30, 2022	371,302
From October 1, 2022 to September 30, 2023	382,441
From October 1, 2023 to September 30, 2024	393,915
Thereafter	2,037,662
Total minimum lease payments	3,709,395
Less implied interest	(1,418,774)
Total	$2,290,620

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

NOTE 12 - REVERSE ACQUISITION

On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, Zenlabs acquired all of the issued and outstanding ownership units of Zenleaf LLC in consideration of shares of the Company on a 1:1 basis. The Company issued 148,998 multiple voting shares to the former members of Zenleaf, LLC, including 38,254 shares issued to the Company’s chief executive officer.

As discussed in Note 1, the Transaction has been accounted for as a reverse acquisition whereby Zenleaf LLC is the acquirer for accounting purposes and the assets and liabilities of Zenlabs were acquired in consideration for the fair value of the Zenleaf LLC ownership units. Under this premise, as consideration for 100% of outstanding shares of Zenlabs by way of reverse acquisition, the Company issued 20,122,841 to the shareholders of Zenlabs. The fair value of the purchase consideration was determined in accordance with IFRS 2 – Share-based Payment, with the difference between the fair value of the consideration transferred and the fair value of Zenlab’s net liabilities assets assumed acquired being recorded as acquisition expense. The shares were assigned a value of $0.23 CAD per share, which was determined by the value of the recent financing realized through private placements, for a total consideration of $4,207,657.

The companies are related parties by virtue at the date of the Transaction by virtue of common management.

Consideration:
20,122,841 shares	$3,522,514
14,622,840 warrants	685,143
Total consideration	4,207,657
Net assets acquired (liabilities assumed):
Cash	2,802,660
Amounts receivable	610,497
Accounts payable and accrued liabilities	(128,592)
Net assets acquired	3,284,565
Acquisition expense	923,092
Total	$4,207,657

NOTE 13 - DERIVATIVE LIABILITY

Six months ended March 31, 2020
Balance - September 30, 2019	$-
Fair value of warrants – reverse acquisition	685,143
Fair value of warrants –issued during the period	25,715
Change in fair value of warrants outstanding	69,321
Balance – March 31, 2020	$780,178

The derivative liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company. Details of these warrants and their fair value are as follows:

Expiration date	Exercise Price ($CAD)	Number of warrants outstanding at March 31, 2020	Fair value of warrants at March 31, 2020
June 30, 2021	$0.60	9,448,200	$456,065
October 21, 2021	0.60	5,174,640	304,315
December 13, 2021	1.00	331,682	19,798
	$0.61	14,954,522	$780,178

The fair values of the warrants were stimated using the Black-Scholes Option Pricing Model using the following assumptions:

●	The stock price was based on the most recent private placement for the Company at the time of issuance.

●	The risk-free interest rate assumption is based on Canada marketable bonds for a period consistent with the expected term of the option in effect at the time of grant;

●	The Company does not pay dividends on common stock and does not anticipate paying divididends on its common stock in the foreseeable future. Therefore the expected dividend rate was 0%.

●	The expected life of the warrants was estimated to be the remaining contractual term; and

●	The expected volatility was based off of the historical trading prices of comparable companies’ common stock price over a period equivalent to the expected life of the warrants.

The fair values of these warrants as of March 31, 2020 were estimated using the Black-Schole Option Pricing Model using the following inputs:

Input	Range
Expected volatility	80 to 100%
Expected life	1.25 to 1.98 years
Dividends	0%
Risk-free interest rate	0.42% to 1.55%

NOTE 14 - SHARE CAPITAL

Common Shares (Subordinate Voting Shares)

Authorized: unlimited number of Subordinate Voting shares without nominal or par value.

Common Shares (Multiple Voting Shares)

●	On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, the Company issued 149,998 Multiple Voting Shares, for 100% of the ownership units of Zenleaf LLC, a California limited liability company. Included in the 149,998 Multiple Voting Shares issued were 38,254 shares issued to the CEO of the Company. Holders of Multiple Voting Shares have the following rights:

○	At meetings of shareholders, holders of Multiple Voting Shares are entitled to two votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted,

○	Each holder of Multiple Voting Shares (other than an Initial Holder) is entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately be converted. For greater certainty, subject to adjustment as set forth in the Company’s Articles, each Multiple Voting Share is initially convertible into 100 Subordinate Voting Shares, each Initial Holder is initially entitled to 200 votes per Multiple Voting Share, and each registered holder of Multiple Voting Shares other than an Initial Holder is initially entitled to 100 votes per Multiple Voting Share. Each Multiple Voting Share shall be convertible, at the option of the registered holder. Initial Holder means the initial registered holder of a Multiple Voting Share at the time such Multiple Voting Share was issued.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

●	On December 13, 2019 the Company issued 331,682 Units at a price of $0.50 CAD per unit for proceeds of $125,000 USD. Each Unit consists of one (1) Subordinate Voting Share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one (1) additional Subordinate Voting Share at a price of $1.00 per share until December 31, 2021. The Subordinate Voting Shares issued under this financing will be subject to following voluntary resale restrictions: (i) 20% of the Subordinate Voting shares will not be subject to voluntary restrictions on resale, (ii) 20% of the Subordinate Voting Shares will be subject to restrictions on resale until three months after listing on a stock exchange; (iii) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until six months after listing on a stock exchange, (iv) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until nine months after listing on a stock exchange, and (v) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until twelve months after listing on a stock exchange.

Share Purchase Warrants

The following table reflects the continuity of share purchase warrants for the six months ended March 31, 2020:

	Number of Warrants	Weighted Average Exercise Price ($CAD)
Balance - September 30, 2019	9,448,200	$0.60
Warrants issued – private placement (i)	5,174,640	0.60
Warrants issued – private placement (ii)	331,682	1.00
Warrants exercised	-	-
Warrants expired	-	-
Balance – March 31, 2020	14,954,522	$0.61

(i)	On October 21, 2019, the Company issued 5,174,640 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $0.60 CAD. These warrants expire on October 21, 2021.

(ii)	On December 13, 2019, the Company issued 331,682 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $1.00 CAD. These warrants expire on December 13, 2021

As at March 31, 2020, there are 14,954,522 outstanding share purchase warrants.

Issue Date	Expiration Date	Warrants	Exercise Price ($CAD)	Remaining life (years)
June 30, 2019	June 30, 2021	9,448,200	$0.60	1.25
October 21, 2019	October 21, 2021	5,174,640	0.60	1.56
December 13, 2019	December 13, 2021	331,682	1.00	1.70
		14,954,522	$0.61	1.37

The weighted average remaining contractual life of warrants outstanding as of March 31, 2020 was 1.37 years.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

NOTE 15 - CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support its operations and business development. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company generated limited revenue and cash flows from its operations since its inception; therefore, the Company is dependent on external financing to fund its future intended business plan. The capital structure of the Company currently consists of common shares. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

NOTE 16 - FINANCIAL INSTRUMENTS

The judgements and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, The Company has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s cash is classified as Level 1 whereas other financial assets (amounts receivables) are classified as Level 2. Carrying values of financial assets do not differ significantly from their fair values due to their short-term nature. The Company’s accounts payables and accrued liabilities and derivative liability are classified as Level 2. Fair values of financial liabilities (accounts payable and accrued liabilities) are assumed to approximate their carrying values due to their short term.

Financial Instrument risks:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company does not have significant exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is managed by ensuring sufficient financial resources are available to meet obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. As at March 31, 2020, the Company had cash of $1,956,256 to settle current financial liabilities of $235,327. The Company addresses its liquidity through debt and equity financing obtained through the sale of common shares and the exercise of warrants and options. There is no assurance that it will be able to do so in the future.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not significantly exposed to interest rate risk as at March 31, 2020.

(d)	Foreign exchange risk

As at March 31, 2020, the Company is not exposed to foreign exchange risk.

NOTE 17 -	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	March 31, 2020	March 31, 2019
SUPPLEMENTAL DISCOSURE OF CASH FLOW INFORMATION
Interest paid	$121,075	$69,686

NOTE 18 - GENERAL AND ADMINISTRATIVE EXPENSE

Activity during the six months ended March 31, 2020 and 2019, respectively, for general and administrative expense is as follows:

	March 31, 2020	March 31, 2019

Management fee and payroll	$395,701	$122,081
Travel	16,751	6,275
Professional fees and consulting	149,511	45,842
Licenses and permits	27,536	6,218
Office and insurance	21,887	38,283
Business and property taxes	42,219	40,470
Occupancy and facilities	22,881	28,999
Total general and administrative expense	$676,486	$288,168

NOTE 19 - SUBSEQUENT EVENTS

On May 1, 2020, the Company entered into a lease with purchase option (the “5712 Lease) with Metz Properties, LLC (the “Landlord”) a California limited liability company entity controlled by a member of the Company’s Board of Directors, for the use of approximately ten (10) acres in Oceanside, California. The term of the lease is five (5) years commencing and ending on April 30, 2025. The monthly payment is $10,000 per acre utilized. Upon notification to the landlord, the Company may occupy and utilize additional one (1) acre increments. In the event the Company elects to occupy the entire leased premises, the Company must give six (6) month notice to the landlord before taking possession. The Company also has an option to purchase the entire property for $4,000,000, with the option to purchase expiring on December 31, 2020.

ZENLABS HOLDINGS INC.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2020

NOTE 20 - FIRST TIME ADOPTION OF IFRS

These consolidated financial statements represent the first annual financial statements of the company and its subsidiaries prepared in accordance with IFRS, as issued by the IASB. The company’s financial statements were previously prepared in accordance with accounting principles accepted in the United State (“US GAAP”). The company adopted IFRS October 1, 2019 with a transition date of October 1, 2018 (‘Transition Date’). Under IFRS 1, the IFRSs are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under US GAAP taken to retained earnings unless certain exemptions applied.

In preparing these consolidated financial statements, the did not apply any optional exemptions or mandatory exceptions from full retrospective application of IFRS.

Material adjustments to the statement of cash flows for 2019

There were no material differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under US GAAP.

ITEM 4. EXHIBITS.

Exhibit No.	Description
2.1	Certificate of Incorporation of the Company(1)
2.2	Notice of Articles of the Company(1)
2.3	Articles of the Company(1)
3.1	Form of Subordinate Share Certificate(1)
3.2	Form of Warrant Certificate(1)
3.3	Shareholders’ Agreement(1)
4.1	Form of Subscription Agreement(1)
6.3	Agreement dated January 1, 2020 between Metz Properties LLC and Zenleaf, LLC(1)
6.7	Lease with Option to Purchase dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC(1)
6.8	Option to Lease dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC(1)
6.9	Broker-Dealer Agreement with Dalmore Group LLC(1)
7.1	Merger Agreement dated June 20, 2019 among the Company, Zenleaf, LLC and Zenlabs Merger Sub, LLC*(1)
7.2	Addendum Merger Agreement dated October 31, 2019 between the Company and Zenleaf, LLC(1)
7.3	Zenleaf Labs Merger Agreement(1)

(1) Filed with the Company’s 253G2 offering circular supplement to form 1-A/A on July 1, 2020 and incorporated herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENLABS HOLDINGS INC.

Date:	October 30, 2020		/s/ MICHAEL BOSHART

		By:	Michael Boshart
President and Director
(Principal Executive Officer)

Date:	October 30, 2020		/s/ KELLY J. STOPHER

		By:	Kelly J. Stopher
Chief Financial Officer and Corporate Secretary/Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date:	October 30, 2020	By:	/s/ MICHAEL BOSHART
Michael Boshart
Director

Date:	October 30, 2020		/s/ KELLY J. STOPHER
		By:	Kelly J. Stopher
Director

Date:	October 30, 2020		/s/ CRAIG DICKHOUT
		By:	Craig Dickhout
Director

Date:	October 30, 2020		/s/ KARL METZ
		By:	Karl Metz
Director

Page 31 of 31